

June 27, 2022

Russell H. McMeekin
Chief Executive Officer
mCloud Technologies Corp.
550-510 Burrard Street
Vancouver, British Columbia
Canada, V6C 3A8

   Re: mCloud Technologies Corp.
   Amendment No. 1 to Registration Statement on Form F-1
   Filed June 13, 2022
   File No. 333-264859

Dear Mr. McMeekin:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2022 letter.

Amendment No. 1 to Form F-1 filed June 13, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 48

1.   We note your expanded disclosure in response to prior comment 7. It continues to appear that your current disclosures do not identify and quantify the material reasons for the changes in revenue for each of your major service lines. Specifically, identify and quantify the factors for the increase in your AssetCare Over Time service line from 2020 to 2021. Similarly, expand your disclosure on page 64 to explain in greater detail why your AssetCare over time service line experienced a decrease in revenue of 38% for the three months ended March 31, 2021. In this regard, we note your disclosure on page 1 regarding

your SaaS model. Clarify and quantify if this decrease is a result of a loss of existing customers. Refer to Item 303(b)(2) of Regulation S-K.

Note 5 - Revenue, page F-15

2. We note your response to prior comment 17. Please consider relabeling the line item AssetCare over time in your table on page F-15. In this regard, it is noted that this line item contains perpetual licenses that you disclose in Note 32 are recognized at a point in time.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss, page F-65

3. It appears that you have omitted revenue and cost of sales from the three months ended March 31, 2022. Please include these amounts.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Avital Perlman